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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For March 20, 2012	Commission File Number: 1-34513

CENOVUS ENERGY INC.
(Translation of registrant's name into English)

4000, 421 - 7th Avenue S.W.
Calgary, Alberta, Canada T2P 4K9
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Exhibit 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-163397), Form F-3 (File No. 333-166419) and Form F-9 (File No. 333-167876).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2012

CENOVUS ENERGY INC. (Registrant)
By:	/s/ Rachel L. Desroches Name: Rachel L. Desroches Title: Assistant Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	Notice of Annual Meeting of Shareholders
99.2	Management Proxy Circular
99.3	Form of proxy

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SIGNATURES
FORM 6-K EXHIBIT INDEX